Kukui’ula Development Company (Hawaii), LLC (A Limited Liability Company) and Subsidiaries Consolidated Financial Statements as of and for the Years Ended December 31, 2023 and 2022 (Unaudited)

KUKUI’ULA DEVELOPMENT COMPANY (HAWAII), LLC
(A LIMITED LIABILITY COMPANY) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 and 2022
(UNAUDITED)

	2023	2022
ASSETS

CASH	$4,093,983	$4,685,211

DUE FROM AFFILIATES	150,344	31,439

OTHER ASSETS	4,201,796	4,221,990

TOTAL ASSETS	$8,446,123	$8,938,640

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES:
Accounts payable and accrued expenses	21,397	4,666
Deferred revenue and contract liabilities	4,232	4,232
Due to affiliates	90	3,530

Total liabilities	25,719	12,428

COMMITMENTS AND CONTINGENCIES (Note 4)

MEMBERS’ EQUITY	8,420,404	8,926,212

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$8,446,123	$8,938,640

See notes to consolidated financial statements.

KUKUI’ULA DEVELOPMENT COMPANY (HAWAII), LLC
(A LIMITED LIABILITY COMPANY) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022
(UNAUDITED)

	2023	2022

OPERATING EXPENSES (CREDIT):
General and administrative	505,674	745,095

OPERATING INCOME (LOSS)	(505,674)	(745,095)

OTHER INCOME (EXPENSES):
Other income	—	110,429
Other expenses	(134)	—

Total other income (expenses)	(134)	110,429

NET INCOME (LOSS)	$(505,808)	$(634,666)

See notes to consolidated financial statements.

KUKUI’ULA DEVELOPMENT COMPANY (HAWAII), LLC
(A LIMITED LIABILITY COMPANY) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022
(UNAUDITED)

Total

BALANCE—December 31, 2021	$9,560,878

Net loss	(634,666)

BALANCE—December 31, 2022	8,926,212

Net loss	(505,808)

BALANCE—December 31, 2023	$8,420,404

See notes to consolidated financial statements.

KUKUI’ULA DEVELOPMENT COMPANY (HAWAII), LLC
(A LIMITED LIABILITY COMPANY) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022
(UNAUDITED)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(505,808)	$(634,666)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Changes in certain assets and liabilities:
Due from affiliates	(118,905)	(30,344)
Other assets	20,194	(4,199,796)
Due to affiliates	(3,440)	—
Accounts payable and accrued expenses	16,731	(18,931)
Deferred revenue	—	4,232

Net cash provided by (used in) operating activities	(591,228)	(4,879,505)

NET DECREASE IN CASH	(591,228)	(4,879,505)

CASH—Beginning of year	4,685,211	9,564,716

CASH—End of year	$4,093,983	$4,685,211

See notes to consolidated financial statements.

KUKUI’ULA DEVELOPMENT COMPANY (HAWAII), LLC
(A LIMITED LIABILITY COMPANY) AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022
(UNAUDITED)

1.SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
a.    Company Operations
Kukui’ula Development Company (Hawaii), LLC (a limited liability company) and subsidiaries (the “Company,” KDCH, “we,” or “our”) is a Hawaii limited liability company formed on April 25, 2002, by KDC, LLC (KDC), a Hawaii limited liability company, and DMB Kukui’ula LLC (DMB), an Arizona limited liability company. The principal activity of the Company was the development of a residential luxury resort community in Poipu, Kauai (the “Project”), and included a luxury 18-hole golf course surrounding the Project and resort facilities, which consisted of a golf clubhouse, restaurant, and spa facilities.
In September 2021, the Company entered into a Purchase and Sale Agreement (PSA) to sell substantially all of its assets and liabilities to Brue Baukol Capital Partners, a third-party buyer. As described in the PSA, the sale of the Company will occur in two phases, as the Hawaii Public Utilities Commission (HPUC) is required to approve the sale of any public utility in the state of Hawaii. During the year ended December 31, 2021, the Company completed the Phase I Closing, which consisted of the sale of the Company’s business. As of December 31, 2023, the Phase II Closing has not occurred.
b.    Basis of Presentation and Consolidation
The Company’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of the Company and its wholly owned subsidiary, Kukui’ula South Shore Community Services LLC. All significant intercompany transactions and balances have been eliminated in consolidation.
c.    Cash
Cash consists of cash on hand and demand deposits with financial institutions. We do not hold any investments with initial maturities of three months or less, which would be considered cash equivalents at December 31, 2023 and 2022.
d.    Management Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods.
e.    Income Taxes
As a limited liability company, the Company’s taxable income or loss is allocated to KDC and DMB (the “Members”) in accordance with the Operating Agreement of Kukui`ula Development Company (Hawaii), LLC (the “Operating Agreement”). No provision has been made in the consolidated financial statements for federal or state income taxes, as these taxes are the responsibility of the individual Members.

f.    Concentrations of Credit Risk
The Company maintains cash balances in financial institutions as of December 31, 2023 and 2022, which, at times, may exceed US federally insured limits. The Company has not experienced losses in these accounts and management believes there is no significant credit risk related to cash.
2.MEMBERS’ EQUITY
DMB and KDC entered a Reimbursement Agreement and Escrow Instructions in December 2021 in which the final allocable shares was stipulated to be 30.55% for DMB and 69.45% for KDC. Members’ equity balances of DMB and KDC as of December 31, 2023, are approximately $2,572,433 and $5,847,971, respectively. Members’ equity balances of DMB and KDC as of December 31, 2022, are approximately $2,726,958 and $6,199,254, respectively.
3.TRANSACTIONS WITH AFFILIATES
a.    Management Fees
The Company pays management fees for services provided by Members or their affiliates related to oversight of general operations, accounting, and reporting. Total payments were approximately $0.2 million to DMB and its affiliates for 2023 and 2022, respectively. No payments were made to KDC and its affiliates in 2023 and 2022.
b.    Consulting Agreement
The Company entered into an agreement with KDC on January 25, 2022, for KDC to provide consulting services for legal and tax-related matters and tax filing services (the “Consulting Agreement”). Total payments under the Consulting Agreement were approximately $0.2 million and $0.3 million to KDC and its affiliates for 2023 and 2022, respectively.
c.    Due from and Due to Affiliates
Due from and due to affiliates consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Due from affiliates	$150,344	$31,439
Due to affiliates	(90)	(3,530)

Net due from affiliates	$150,254	$27,909
Amounts due from affiliates at December 31, 2023 and 2022, represent reimbursements for insurance bills, legal bills and various other reimbursements.
Amounts due to affiliates at December 31, 2023 and 2022, represent payables for reimbursements.
4.COMMITMENTS AND CONTINGENCIES
Litigation
The Company is involved in certain litigation incurred in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company.
5.SUBSEQUENT EVENTS
The Company has evaluated subsequent events through February 29, 2024, the date the consolidated financial statements were available to be issued.